SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 7)*

Craft Brewers Alliance, Inc

(Name of Issuer)

Common Stock, par value $0.005

(Title of Class of Securities)

757473 10 3

(CUSIP Number)

Thomas Larson

Anheuser-Busch Companies, Inc.

One Busch Place

St. Louis, MO 63118-1852

Telephone: (314) 577-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240. 13d-l(f) or 240. 13d-I(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473 10 3

1.	Names of Reporting Persons. Anheuser-Busch Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,069,047 *
8. Shared Voting Power - 0 -
9. Sole Dispositive Power 6,069,047 *
10. Shared Dispositive Power - 0 – * Shares are subject to contractual restrictions on transfer. See Item 4

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,047
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

1.	Names of Reporting Persons. Busch Investment Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,069,047 *
8. Shared Voting Power - 0 -
9. Sole Dispositive Power 6,069,047 *
10. Shared Dispositive Power - 0 – * Shares are subject to contractual restrictions on transfer. See Item 4

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,047
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 7 amends the Schedule 13D dated August 22, 1995, amended by Amendment No. 1 dated May 19, 2004, Amendment No. 2 dated June 30, 2004, Amendment No. 3 dated September 13, 2005, Amendment No. 4 dated January 3, 2007, Amendment No. 5 dated November 13, 2007 and Amendment No. 6 dated June 20, 2008. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended). All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D (as previously amended), unless otherwise noted.

Item 1. Security and Issuer.

This filing relates to the common stock of Craft Brewers Alliance, Inc. (“CBA”), the principal executive offices of which are located at 929 North Russell Street, Portland, Oregon 97227-1733.

Item 2. Identity and Background.

(a) On November 18, 2008, Anheuser-Busch Companies, Inc. (“ABC”) was acquired by InBev N.V./S.A. On that date, ABC and Busch Investment Corporation (“BIC”) became indirect wholly owned subsidiaries of InBev N.V./S.A. and InBev N.V./S.A. renamed itself Anheuser-Busch InBev N.V./S.A. (“AB InBev”). AB InBev is a Belgium corporation, the principal executive offices are which are located at Brouwerijplein 1, 3000 Leuven, Belgium.

(b) A list of the current executive officers and directors of Busch Investment Corporation is attached as Schedule 1. A list of the current executive officers and directors of ABC is attached as Schedule 2. A list of the current executive officers and directors of AB InBev is attached as Schedule 3.

(c) Neither the reporting persons nor AB InBev has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the reporting persons, none of the executive officers or directors of BIC, ABC or AB InBev has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In connection with the foregoing, the reporting persons note the following.

In May 2008, Mr. Dutra, the Chief Financial Officer of AB InBev, received a “warning” from the Administrative Appeal Council for the National Financial System of Brazil. A warning, which is the lightest sanction available under applicable Brazilian law, represents the conclusion by the Administrative Appeal Council that, in its view, a breach has occurred. No fine, or any other consequence, attaches to a warning, other than being deemed a repetitive offender in the event of another breach in the future (and, as such, being then potentially exposed to heavier sanctions than would normally be associated with such other breach). The warning relates to the reporting in the 2000 financial year financial statements of Polar (Industrias de Bebidas Antarctica Polar S.A., a Brazilian company that became a subsidiary of Companhia de Bebidas das Américas, a corporate affiliate of AB InBev (“AmBev”) in 1999) of (i) the net balance (immaterial to AmBev and to Polar) of certain inter-company loans of Polar, and (ii) restatements and other adjustments required by the new statutory auditors of Polar after it became a subsidiary of AmBev to conform with AmBev’s accounting practices that increased the amount of certain reserves of Polar. Mr. Dutra, who had been appointed as an officer of Polar a few months before the relevant financial statement reporting, has expressed his intention to challenge the warning in a court of law.

PREVI, a Brazilian pension fund which is one of AmBev’s largest minority shareholders, filed an administrative complaint against AmBev with the CVM in April 2004 alleging abuse of position by AmBev’s controlling shareholders and breach of fiduciary duty by AmBev’s directors in connection with the approval of the InBev-AmBev Transactions, appropriation of commercial opportunity and inadequate disclosure. The complaint requested, among other things, that the CVM render an opinion contesting the legality of the transactions and intervene to prevent the closing of the Incorporação. The CVM ruled in December 2004 that (i) there was no basis to conclude that there had been an abuse of position by the controlling shareholders or conflict of interests in relation to them, and (ii) that there was no indication of an appropriation of a commercial opportunity by the directors of AmBev, without prejudice to any further investigation that the staff of the CVM might conduct, as appropriate. Moreover, the CVM expressed its opinion that one director involved in the InBev-AmBev Transactions could not have intervened in the AmBev board resolutions related thereto, recommending further investigations by the staff. The CVM recommended also that the staff investigate the performance of the duty of care of other directors during the decision process and the adequacy of the disclosure proceeding of the transactions by AmBev’s officers. The CVM requested certain information related to the InBev-AmBev Transactions. On 6 May 2009 AmBev was informed that the CVM had initiated formal complaints against certain AmBev directors and officers regarding the aforementioned investigations, including Marcel Herrmann Telles, Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira (also directors of AB InBev) and Felipe Dutra. AmBev’s directors and officers presented their defenses on 17 August 2009. On 8 March 2010, the CVM published its official decision accepting settlement proposals pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of: (i) 285,000 reais by each of Messrs. Lemann and Telles; (ii) 3,030,000 reais by Mr. Sicupira; (iii) 400,000 reais by Mr. Dutra; and (iv) 1,000,000 reais in aggregate by other members of the Board of Directors of AmBev. The settlement did not entail the recognition of any wrongdoing on the part of any person involved, whether express or implied, nor did it amount to an admission as to any of the alleged facts described in the regulatory inquiry.

The CVM also initiated an administrative proceeding in October 2008 in which it alleges that certain shareholders, members of the board of directors and officers of AmBev (including Marcel Herrmann Telles, Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Felipe Dutra) violated Brazilian Corporations Law and CVM rules, relating to (i) the potential use of privileged information in relation to the trading of AmBev shares between May 2003 and March 2004; (ii) the way certain information regarding AmBev was disclosed to the Brazilian market in March 2004; and (iii) alleged violation of AmBev’s Stock Ownership Program. On 29 April 2009, the CVM published its official decision accepting a settlement proposal with Mr. Felipe Dutra pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of 250,000 reais. In addition, on 8 March 2010, the CVM published its official decision accepting settlement proposals with Messrs. Lemann, Telles and Sicupira pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of 5,000,000 reais by each of them. The settlements did not entail any admission of wrongdoing by the individuals involved, whether express or implied, or of any of the alleged facts described in the regulatory inquiry

Item 3. Source and Amount of Funds or Other Consideration.

On July 1, 2008, Widmer Brothers Brewing Company (“Widmer”) merged into Craft Brewers Alliance, Inc. (“CBA”), formerly named Redhook Ale Brewery, Incorporated. Busch Investment Corporation (“BIC”) was a shareholder of each of Widmer and CBA. As a result of the merger, the shareholders of Widmer, including Busch Investment Corporation, received shares of CBA. Upon the consummation of the merger, the total amount of shares of CBA owned by BIC was 6,069,047.

Item 4. Purpose of Transaction.

Item 5. Interest in Securities of the Issuer.

BIC owns beneficially 6,069,047 shares of common stock, and has the sole power to vote or to dispose of the common stock (subject to certain contractual rights of restriction on their transfer). These shares represent 35.5% of the outstanding common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ABI and CBA are parties to a Master Distributor Agreement dated July 1, 2004. The Master Distributor Agreement was amended as of July 1, 2008 pursuant to a Consent and Amendment between ABI, Widmer and Redhook. On August 12, 2010 ABI and CBA entered into the Second Amendment to Master Distributor Agreement, a copy of which is filed as an exhibit and the terms of which are incorporated herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Second Amendment to Master Distributor Agreement dated as of August 6, 2010 between Craft Brewers Alliance, Inc. and Anheuser-Busch, Incorporated.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2010

ANHEUSER-BUSCH COMPANIES, INC.

By:	/s/ Thomas Larson
Name:	Thomas Larson
Title:	Assistant Secretary

BUSCH INVESTMENT CORPORATION

By:	/s/ Thomas Larson
Name:	Thomas Larson
Title:	Secretary

Schedule I

(Amendment No. 7)

EXECUTIVE OFFICERS AND DIRECTORS OF

BUSCH INVESTMENT CORPORATION

NAME AND BUSINESS ADDRESS	CITIZENSHIP	POSITION WITH THE COMPANY

Executive Officers
Raymond J. Adams*	United States	President and Treasurer

Michael R. Taylor*	United States	Vice President, Real Estate

H. Murray Sawyer, Jr.**	United States	Vice President

Directors
Raymond J. Adams*	United States	Director and Chairman

Christie M. Allison*	United States	Director

H. Murray Sawyer Jr.**	United States	Director

*	The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852
**	Mr. Sawyer’s principal occupation is Chairman and Chief Executive Officer of Registered Agents, Ltd. and his business address is 1220 N. Market Street, Suite 804, Wilmington, DE 19801

Schedule II

(Amendment No. 7)

EXECUTIVE OFFICERS AND DIRECTORS OF

ANHEUSER-BUSCH COMPANIES, INC.

NAME AND BUSINESS ADDRESS	CITIZENSHIP	POSITION WITH THE COMPANY

Executive Officers
Thomas J. Adamitis*	United States	Vice President, Procurement

David Almeida*	United States	Vice President, Finance

James J. Brickey*	United States	Vice President, People

Pablo H. Gonzalez*	Argentina	Vice President, Logistics

Peter J. Kraemer*	United States	Vice President, Supply

David A. Peacock*	United States	President and Chief Executive Officer

Odilon Queiroz*	Brazil	Vice President, Information and Business Services

Gary L. Rutledge*	United States	Vice President, General Counsel and Secretary

James P. Villeneuve*	Canada	Vice President, Corporate Affairs

Directors
Luiz Fernando Edmond*	Brazil	Director

David A. Peacock*	United States	Director

Gary L. Rutledge*	United States	Director

*	The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852

Schedule III

(Amendment No. 7)

EXECUTIVE OFFICERS AND DIRECTORS OF

ANHEUSER-BUSCH INBEV, N.V./S.A.

NAME AND BUSINESS ADDRESS	CITIZENSHIP	POSITION WITH THE COMPANY

Executive Officers
Carlos Brito*	Brazil	Chief Executive Officer

Chris Burggraeve*	Belgium	Chief Marketing Officer

Sabine Chalmers*	Germany	Chief Legal and Corporate Affairs Officer

Felipe Dutra*	Brazil	Chief Financial Officer

Luiz Fernando Edmond*	Brazil	Zone President, North America

Claudio Braz Ferro*	Brazil	Chief Supply Officer

Claudio Garcia*	Brazil	Chief People and Technology Officer

Tony Milikin*	United States	Chief Procurement Officer

João Castro Neves*	Brazil	Zone President, Latin America North

Bernardo Pinto Paiva*	Brazil	Zone President, Latin America South

Miguel Patricio*	Portugal	Zone President, Asia Pacific

Francisco Sá*	Brazil	Zone President, Central & Eastern Europe

Jo Van Biesbroeck*	Belgium	Zone President, Western Europe and Chief Strategy Officer
Directors
August A. Busch IV*	United States	Director

Jean-Luc Dehaene*	Belgium	Director

Stéfan Descheemaeker*	Belgium	Director

Peter Harf*	Germany	Director

Jorge Paulo Lemann*	Brazil	Director

Arnoud de Pret Roose de Calesberg*	Belgium	Director

Carlos Alberto da Veiga Sicupira*	Brazil	Director

Grégoire de Spoelberch*	Belgium	Director

Kees J. Storm*	Netherlands	Director

Marcel Herrmann Telles*	Brazil	Director

Roberto Moses Thompson Motta*	Brazil	Director

Alexandre Van Damme*	Belgium	Director

Mark Winkelman*	Netherlands	Director

*	The business address of each such person is Brouwerijplein 1, 3000 Leuven, Belgium.

Exhibit Index

Item 7. Material to be filed as Exhibits

Exhibit 99.1 Second Amendment to Master Distributor Agreement dated as of August 6, 2010 between Craft Brewers Alliance, Inc. and Anheuser-Busch, Incorporated